

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Bradley Saenger
Chief Financial Officer
Tonix Pharmaceuticals Holding Corp.
26 Main Street, Suite 101
Chatham, New Jersey 07928

Re: Tonix Pharmaceuticals Holding Corp.

Dear Mr. Saenger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Results of Operations
Fiscal year Ended December 31, 2020 Compared to Fiscal year Ended December 31, 2019
Research and Development Expenses, page 85

1. You identify various factors here that led to the increase in your research and development expenses for the periods presented. Please provide us proposed disclosure to be provided in your future interim and annual periodic reports that quantifies each of the items identified that explains the changes in your research and development expenses from the prior periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Research and Development, page 95

2. Please disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or

qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences